UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On March 5, 2024, Ryde Group Ltd (the “Company”) entered into an underwriting agreement with Maxim Group LLC, as representative of the underwriters, in connection with its initial public offering (the “IPO”) of 3,000,000 Class A ordinary shares, par value US$0.0002 per share (the “Shares”) at a price of US$4.00 per share. The Offering is expected to close on or about March 8, 2024, subject to customary closing conditions. The Company’s registration statement on Form F-1 (File No. 333-274283) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 31, 2023 (as amended, the “Registration Statement”) was declared effective by the SEC on February 28, 2024.

In connection with the IPO, the Company issued a press release on March 5, 2024 announcing the pricing of the IPO. The press release, furnished in this report as Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: March 5, 2024	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Pricing of the Company’s Initial Public Offering

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